FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of September, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Transaction in Own Shares dated 26 September 2005
Exhibit No. 2 - Transaction in Own Shares dated 28 September 2005

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 26 September 2005

Number of ordinary shares purchased: 175,000

Volume weighted average price paid per share: 589.929p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 7,675,000 of its ordinary shares in treasury and has 729,293,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 28 September 2005

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 581.75p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 7,875,000 of its ordinary shares in treasury and has 729,093,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    October 03, 2005